June 7, 2018

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549
Re:
COMM 2014-CCRE14 Mortgage Trust
COMM 2014-CCRE20 Mortgage Trust
COMM 2015-CCRE22 Mortgage Trust
COMM 2015-CCRE23 Mortgage Trust
COMM 2015-CCRE25 Mortgage Trust
COMM 2015-LC19 Mortgage Trust
COMM 2015-LC21 Mortgage Trust
Forms 10-K for Fiscal Year Ended December 31, 2017
Filed March 16, 2018, March 19, 2018 and March 20, 2018
File Nos. 333-184376-11, 333-193376-12, 333-193376-17, 333-193376-18, 333-193376-22, 333-193376-15 and 333-193376-19

Dear Ms. Hsu:
 We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) in connection with your letter dated May 31, 2018 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the above-captioned Forms 10-K (collectively, the “Filings”).  We have reviewed the Comment Letter and the Filings, and we have discussed the comments contained in the Comment Letter with representatives of the Registrant.
For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of the Registrant.
Servicer Assessments of KeyBank National Association
Exhibit 33.8 to Form 10-K of COMM 2015-CCRE22 Mortgage Trust
Exhibits 33.8, 33.16, 33.17 and 33.20 to Form 10-K of COMM 2015-CCRE25 Mortgage Trust Exhibits 33.6 and 33.9 to Form 10-K of COMM 2015-LC21 Mortgage Trust

1.
We note that KeyBank’s servicer assessment reports on each Exhibit 33 do not include the servicing criterion set forth in Item 1122(d)(2)(vii)(C). Please confirm that, with respect to each issuing entity referenced above, KeyBank has assessed whether the reconciliations are reviewed and approved by someone other than the person who

Anna Glick   Tel  212 504 6309   Fax  212 504 6666    anna.glick@cwt.com

prepared the reconciliation. Please also confirm that KeyBank will include Item 1122(d)(2)(vii)(C) in all future filings.
Appendix B to the report on assessment of compliance with applicable servicing criteria delivered to the Registrant by KeyBank, a copy of which is attached as Exhibit A, includes KeyBank’s assessment of compliance with Item 1122(d)(vii)(C).  This subpart of Item 1122(d)(vii) was inadvertently omitted from the version filed on EDGAR.  Thus, KeyBank’s report on assessment of compliance with applicable servicing criteria does indeed correctly address the review and approval of reconciliations.
Servicer Assessments of Berkeley Point Capital LLC Form 10-K of COMM 2015-CCRE23 Mortgage Trust
2.
The Explanatory Notes section indicated that the servicer assessment reports of Berkeley Point with respect to La Gran Plaza Mortgage Loan and the Walgreens Portfolio Mortgage Loan would be included for the sake of completeness. Please confirm that the servicing assessment report in Exhibit 33.7 and attestation report in Exhibit 34.7 also cover the servicing activities of Berkeley Point with respect to La Gran Plaza Mortgage Loan and the Walgreens Portfolio Mortgage Loan. Please confirm that in future filings, including any amendments to this filing, your exhibits (as outlined in the exhibit list) will be consistent with your explanatory notes.

As described in the sixth paragraph of the Explanatory Notes, the servicer compliance statement of Berkeley Point is included in the applicable Filing for the sake of completeness because Berkeley Point is an affiliate of a sponsor and is therefore required to include its report on assessment of compliance with applicable servicing criteria even though Berkeley Point is servicing less than 5% of pool assets.  Berkeley Point is primary servicer for several mortgage loans included in this pool, but is not the primary servicer for either the Walgreens Portfolio Mortgage Loan or the La Gran Plaza Mortgage Loan.  In the second and third paragraphs of the Explanatory Notes, Wells Fargo Bank, National Association (“Wells Fargo”) is named as the primary servicer of both the Walgreens Portfolio Mortgage Loan and the La Gran Plaza Mortgage Loan.  The Exhibit Index correctly describes the primary servicing roles of Wells Fargo and Berkeley Point.
The last paragraph of the Explanatory Notes is intended to identify the exhibits omitted from the Filing, and the reasons for such omission.  With respect to the Filing for this transaction, the omitted exhibits relate to parties performing servicing functions with respect to the Walgreens Portfolio Mortgage Loan and the La Gran Plaza Mortgage Loan.  The reference to Berkeley Point in this paragraph is a cross reference to the sixth paragraph of the Explanatory Notes which explains why the Berkeley Point exhibits were not omitted (because of their affiliation with a sponsor, not because they service those split loans).  The remainder of the paragraph describes omitted exhibits relating to the Walgreens Portfolio Mortgage Loan and the La Gran Plaza Mortgage Loan.  In future filings, we will revise this last paragraph to clarify that Berkeley Point is not the primary servicer of the Walgreens Portfolio Mortgage Loan or the La Gran Plaza Mortgage Loan and that its exhibits are not among the exhibits that are omitted.

Attestation Reports of Ernst & Young LLP
Exhibit 34.9 to Form 10-K of COMM 2014-CCRE20 Mortgage Trust
Exhibit 34.7 to Form 10-K of COMM 2015-CCRE23 Mortgage Trust
Exhibit 34.7 to Form 10-K of COMM 2015-LC19 Mortgage Trust
Exhibit 34.7 to Form 10-K of COMM 2015-LC21 Mortgage Trust
3.
We note that Ernst & Young’s attestation reports on each Exhibit 34 state that no servicing activities were performed by Berkeley Point Capital LLC during the year ended December 31, 2017 with respect to the servicing criterion set forth in Item 1122(d)(4)(vi). However, the corresponding servicer assessment reports of Berkeley Point do not carve out Item 1122(d)(4)(vi) as a servicing criterion for which there was no occurrence of events that would require Berkeley Point to perform servicing activities. Please amend each Exhibit 34, or have Berkeley Point amend each Exhibit 33, as applicable, to clarify the servicing activities that were performed, or otherwise advise as to the discrepancy.

Appendix C to the report on assessment of compliance with applicable servicing criteria delivered to the Registrant by Berkeley Point, a copy of which is attached as Exhibit B, states that Berkley Point is under contract to perform activities required with respect to Item 1122(d)(4)(vi), but there were no occurrences or events that required Berkeley Point to perform such activities.  However, an incorrect version of Appendix C to Berkeley Point’s report on assessment of compliance with applicable servicing criteria was inadvertently filed on EDGAR.  Thus, Berkeley Point’s actual report on assessment of compliance with applicable servicing criteria is consistent with the accompanying attestation report on assessment of compliance of Ernst & Young.
Servicer Compliance Statement of Prudential Asset Resources, Inc. Exhibit 35.23 to Form 10-K of COMM 2014-CCRE14 Mortgage Trust
4.
We note that Exhibit 35.23 contains the servicer compliance statement of Prudential, as primary servicer of the Kalahari Resort and Convention Center Mortgage Loan. We also note that the Kalahari Resort and Convention Center Mortgage Loan is serviced pursuant to the Primary Servicing Agreement, dated December 1, 2013, for the COMM 2013- CCRE13 Mortgage Trust. However, Prudential’s servicer compliance statement contained in Exhibit 35.23 incorrectly references a sub-servicing agreement dated January 1, 2014 with respect to the COMM 2014-CCRE14 transaction. Please file an amended Form 10-K to include the correct servicer compliance statement.

Today we filed an amended Annual Report on Form 10-K to include the correct servicer compliance statement.

Please contact me with any questions you have regarding the foregoing.
Very truly yours,

/s/ Anna H. Glick
Anna H. Glick
cc:	Lulu Cheng, Esq, Securities and Exchange Commission Helaine M. Kaplan (Deutsche Mortgage & Asset Receiving Corporation)

Exhibit A
Copy of Appendix B to KeyBank’s Report on Assessment of Compliance with Applicable Servicing Criteria
(Begins on next page)

Appendix B

Servicing Criteria to Be Addressed In Assessment of Compliance

Reference	Servicing Criteria	Applicable: Performed by KeyBank	Applicable: Performed by Vendor(s) for which KeyBank is the Responsible Party
General Servicing Considerations
1122(d)(1)(i)	Policies and procedures are instituted to monitor any performance or other triggers and events of default in accordance with the transaction agreements.	X
1122(d)(1)(ii)	If any material servicing activities are outsourced to third parties, policies and procedures are instituted to monitor the third party’s performance and compliance with such servicing activities.	X
1122(d)(1)(iii)	Any requirements in the transaction agreements to maintain a back-up servicer for the pool assets are maintained.	N/A1
1122(d)(1)(iv)
A fidelity bond and errors and omissions policy is in effect on the party participating in the servicing function throughout the reporting period in the amount of coverage required by and otherwise in accordance with the terms of the transaction agreements.
X
1122(d)(1)(v)	Aggregation of information, as applicable, is mathematically accurate and the information conveyed accurately reflects the information.	X
Cash Collection and Administration
1122(d)(2)(i)
Payments on pool assets are deposited into the appropriate custodial bank accounts and related bank clearing accounts no more than two business days following receipt, or such other number of days specified in the transaction agreements.
X
1122(d)(2)(ii)	Disbursements made via wire transfer on behalf of an obligor or to an investor are made only by authorized personnel.	X
1122(d)(2)(iii)
Advances of funds or guarantees regarding collections, cash flows or distributions, and any interest or other fees charged for such advances, are made, reviewed and approved as specified in the transaction agreements.
X
1122(d)(2)(iv)
The related accounts for the transaction, such as cash reserve accounts or accounts established as a form of over collateralization, are separately maintained (e.g., with respect to commingling of cash) as set forth in the transaction agreements.
X
1122(d)(2)(v)
Each custodial account is maintained at a federally insured depository institution as set forth in the transaction agreements. For purposes of this criterion, “federally insured depository institution” with respect to a foreign financial institution means a foreign financial institution that meets the requirements of Rule 240.13k-1(b)(1) of the Securities Exchange Act.
X
1122(d)(2)(vi)	Unissued checks are safeguarded so as to prevent unauthorized access.	X
1122(d)(2)(vii)	Reconciliations are prepared on a monthly basis for all asset-backed securities related bank accounts, including custodial accounts and related bank clearing accounts. These reconciliations are:
	(A) mathematically accurate;	X

1 There were no servicing activities occurring in the Applicable Reporting Period.

	(B) prepared within 30 calendar days after the bank statement cutoff date, or such other number of days specified in the transaction agreements;	X
	(C) reviewed and approved by someone other than the person who prepared the reconciliation; and	X

(D) contain explanations for reconciling items. These reconciling items are resolved within 90 calendar days of their original identification, or such other number of days specified in the transaction agreements.
X
Investor Remittances and Reporting
1122(d)(3)(i)	Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports :
	(A) are prepared in accordance with timeframes and other terms set forth in the transaction agreements;	X
	(B) provide information calculated in accordance with the terms specified in the transaction agreements;	N/A2
	(C) are filed with the Commission as required by its rules and regulations;	N/A2
	(D) agree with investors’ or the trustee’s records as to the total unpaid principal balance and number of pool assets serviced by the servicer.	N/A2
1122(d)(3)(ii)	Amounts due to investors are allocated and remitted in accordance with timeframes, distribution priority and other terms set forth in the transaction agreements.	N/A2
1122(d)(3)(iii)	Disbursements made to an investor are posted within two business days to the servicer’s investor records, or such other number of days specified in the transaction agreements.	N/A2
1122(d)(3)(iv)	Amounts remitted to investors per the investor reports agree with cancelled checks, or other form of payment, or custodial bank statements.	N/A2
Pool Asset Administration
1122(d)(4)(i)	Collateral or security on pool assets is maintained as required by the transaction agreements or related pool asset documents.	X
1122(d)(4)(ii)	Pool assets and related documents are safeguarded as required by the transaction agreements	X
1122(d)(4)(iii)	Any additions, removals or substitutions to the asset pool are made, reviewed and approved in accordance with any conditions or requirements in the transaction agreements.	X
1122(d)(4)(iv)
Payments on pool assets, including any payoffs, made in accordance with the related pool asset documents are posted to the servicer’s obligor records maintained no more than two business days after receipt, or such other number of days specified in the transaction agreements, and allocated to principal, interest or other items (e.g., escrow) in accordance with the related pool asset documents.
X
1122(d)(4)(v)	The servicer’s records regarding the pool assets agree with the servicer’s records with	X

2 KeyBank has determined servicing criteria 1122(d)(3)(i)(B)(C)(D) and 1122(d)(3)(ii)(iii)(iv) are not applicable to the activities KeyBank performs with respect to the Platform.

respect to an obligor’s unpaid principal balance.
1122(d)(4)(vi)
Changes with respect to the terms or status of an obligor's pool assets (e.g., loan modifications or re-agings) are made, reviewed and approved by authorized personnel in accordance with the transaction agreements and related pool asset documents.
X
1122(d)(4)(vii)
Loss mitigation or recovery actions (e.g., forbearance plans, modifications and deeds in lieu of foreclosure, foreclosures and repossessions, as applicable) are initiated, conducted and concluded in accordance with the timeframes or other requirements established by the transaction agreements.
X
1122(d)(4)(viii)
Records documenting collection efforts are maintained during the period a pool asset is delinquent in accordance with the transaction agreements. Such records are maintained on at least a monthly basis, or such other period specified in the transaction agreements, and describe the entity’s activities in monitoring delinquent pool assets including, for example, phone calls, letters and payment rescheduling plans in cases where delinquency is deemed temporary (e.g., illness or unemployment).
X
1122(d)(4)(ix)	Adjustments to interest rates or rates of return for pool assets with variable rates are computed based on the related pool asset documents.	X
1122(d)(4)(x)	Regarding any funds held in trust for an obligor (such as escrow accounts):
	(A) such funds are analyzed, in accordance with the obligor’s pool asset documents, on at least an annual basis, or such other period specified in the transaction agreements;	X
	(B) interest on such funds is paid, or credited, to obligors in accordance with applicable pool asset documents and state laws; and	X
	(C) such funds are returned to the obligor within 30 calendar days of full repayment of the related pool assets, or such other number of days specified in the transaction agreements.	X
1122(d)(4)(xi)
Payments made on behalf of an obligor (such as tax or insurance payments) are made on or before the related penalty or expiration dates, as indicated on the appropriate bills or notices for such payments, provided that such support has been received by the servicer at least 30 calendar days prior to these dates, or such other number of days specified in the transaction agreements.
		X	X (with respect to tax related activities)
1122(d)(4)(xii)
Any late payment penalties in connection with any payment to be made on behalf of an obligor are paid from the servicer’s funds and not charged to the obligor, unless the late payment was due to the obligor’s error or omission.
X
1122(d)(4)(xiii)
Disbursements made on behalf of an obligor are posted within two business days to the obligor’s records maintained by the servicer, or such other number of days specified in the transaction agreements.
X
1122(d)(4)(xiv)	Delinquencies, charge-offs and uncollectible accounts are recognized and recorded in accordance with the transaction agreements.	X
1122(d)(4)(xv)	Any external enhancement or other support, identified in Item 1114(a)(1) through (3) or Item 1115 of Regulation AB, is maintained as set forth in the transaction agreements.	X

Exhibit B
Copy of Appendix C to Berkeley Point’s Report on Assessment of Compliance with Applicable Servicing Criteria
(Begins on next page)

Appendix C to Management’s Assessment
Regulation AB Item 1122(d) criteria that BPC is under contract to perform the activities required, but for which there were no occurrences of events for the year ended December 31, 2017 that required them to perform such activities:

•	1122(d)(4)(i)
•	1122(d)(4)(iii)
•	1122(d)(4)(vi)
•	1122(d)(4)(viii)
•	1122(d)(4)(xii)
•	1122(d)(4)(xiv)